SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
           ---------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.001 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)


                                   855 156 105
                                 (CUSIP Number)

                                William Fellerman
                         Star Multi Care Services, Inc.
                              33 Walt Whitman Road
                          Huntington Station, NY 11746
                                 (516) 423-6688
           ---------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                September 9, 1997
           ---------------------------------------------------------
             (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|


                               Page 1 of 11 Pages

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CUSIP No. 855 156 105                                         Page 2 of 11 Pages




Response to Question 1:      Star Multi Care Services, Inc.    22-2210574
Response to Question 2:      N/A
Response to Question 3:      SEC USE ONLY
Response to Question 4:      OO (See Item 3)
Response to Question 5:      N/A
Response to Question 6:      New York
Response to Question 7:      667,096
Response to Question 8:      0
Response to Question 9:      0
Response to Question 10:     0
Response to Question 11:     667,096**
Response to Question 12:     N/A
Response to Question 13:     12.76%
Response to Question 14:     CO



-------------------
** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Star is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


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CUSIP No. 855 156 105                                         Page 3 of 11 Pages




                                  INTRODUCTION

ITEM 1.    SECURITY AND ISSUER

           This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.001 per share, of Star Multi Care Services, Inc. ("Issuer Common Stock"), a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 33 Walt
Whitman Road, Huntington Station, New York 11746.

ITEM 2.    IDENTITY AND BACKGROUND

           (a) - (c) & (f). This Schedule 13D is being filed on behalf of Star Multi Care Services, Inc., a New York corporation ("Star"), whose principal executive offices are located at 33 Walt Whitman Road, Huntington Station, New York. Star is engaged in the business of providing placement services of registered and licensed nurses and home health aides to patients for care at home and, to a lesser extent, temporary health care personnel recruiting to hospitals and nursing homes throughout the New York City metropolitan area, Long Island, upstate New York, New Jersey, southeastern Florida, Ohio and, as a result of this transaction, Pennsylvania. In addition, Star maintains registries of registered nurses, licensed practical nurses, nurses' aides, certified home health aides and certified personal care workers from which personnel are recruited on a per diem basis to meet the requirements of the Star's clients. Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an admission by Star that it is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes, and such beneficial ownership is expressly declared.

           The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Star is set forth in Schedule
A hereto.

           (d), (e). Neither Star nor, to the best of Star's knowledge, any of the directors or executive officers of Star has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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CUSIP No. 855 156 105                                         Page 4 of 11 Pages




ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           As more fully described in Item 4 hereof, Star, the Shareholders (defined below), Kaufman (defined below) and the Voting Trustee (defined below) have entered into the EFCC Shareholders Agreement described in Item 4. The Shareholders (as defined below) and the Voting Trustee (defined below), as contemplated in the EFCC Shareholders Agreement, granted an irrevocable proxy to the Board of Directors of Star as described in Item 4. The EFCC Shareholders Agreement and the irrevocable proxy were entered into in order to induce Star and EFCC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Star ("Merger Sub"), to enter into the Merger Agreement described in Item 4.

ITEM 4.    PURPOSE OF TRANSACTION.

           On January 3, 1997, Star, Merger Sub and Extended Family Care Corporation ("EFCC") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provided that upon the terms and conditions set forth therein, EFCC would be merged (the "Merger") with and into Merger Sub and the separate existence of EFCC would cease and Merger Sub as the Surviving Corporation will continue to exist. At the effective time of the Merger, the separate existence of EFCC ceased and Merger Sub succeeded, without other transfer, to all the rights and property, and be subject to all the debts and liabilities of EFCC.

           The Merger was effected in accordance with the Merger Agreement, on September 9, 1997 (the "Effective Time"). At the Effective Time, each share of Common Stock of EFCC which was issued and outstanding immediately prior to the Effective Time converted into the right to receive the following consideration (the "Merger Consideration"): (x) the Cash Consideration (defined below), without interest; and (y) .025907006 shares of Issuer Common Stock.

           "Cash Consideration" means the amount equal to: (a) $2,400,000 divided by (b) the EFCC Share Number. At the Effective Time the EFCC Share Number was 37,602,201.

           The Certificate of Incorporation of Merger Sub is the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub as in effect on January 3, 1997 are the Bylaws of the Surviving Corporation. The persons who were directors of Merger Sub immediately prior to the Effective Time will, after the Effective Time, serve as the directors of the Surviving Corporation, until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The persons who were officers of Merger Sub immediately prior to the Effective Time shall, after the Effective Time, serve as the officers of the Surviving Corporation at the pleasure of the Board of Directors of the Surviving Corporation.



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CUSIP No. 855 156 105                                         Page 5 of 11 Pages




           The Merger was submitted to the respective shareholders of EFCC and Star for their approval at a special meeting of shareholders, both of which were held on September 5, 1997. The Merger was approved at the respective shareholders meetings. The Merger resulted in Star beneficially owning all of the outstanding shares of EFCC Common Stock. Star voted the shares of EFCC Common Stock over which it had voting power in favor of the Merger and in favor of the other transactions contemplated by the Merger Agreement.

            Concurrently with and in order to induce Star and Merger Sub to enter into the Merger Agreement, Coss Holding Corp., a New York corporation ("Coss"), and Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York ("Arbor" and collectively with Coss, the "Shareholders"), shareholders of EFCC and Mr. Ivan Kaufman, an individual having voting control of the shares of EFCC owned by the Shareholders ("Kaufman"), and Gary Melius, as voting trustee, as to the shares of Issuer Common Stock owned by Coss (the "Voting Trustee"), under that certain Voting Trust Agreement, dated as of June 20, 1996 by and between the Issuer, Coss and Arbor and the Voting Trustee and Kaufman entered into a shareholders agreement pursuant to which the Shareholders and the Voting Trustee agreed to vote in favor of the Merger and the Merger Agreement and in respect of other matters. Concurrent with the execution of the EFCC Shareholders Agreement and the Merger Agreement, the Shareholders and the Voting Trustee executed an irrevocable proxy whereby the Board of Directors of Star was granted the power to vote the Issuer Common Stock to be issued to the respective Shareholders as a part of the Merger Consideration (the "Irrevocable Proxies"). At the Effective Time, Coss became the beneficial owner of 330,305 shares of Issuer Common Stock and Arbor became the beneficial owner of 336,791 shares of Issuer Common Stock.

           The preceding summary of certain provisions of the Merger Agreement, the EFCC Shareholders Agreement and the Irrevocable Proxy is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

           Other than as described above, Star has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement Star reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b) As of September 9, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Star may be deemed to beneficially own 667,096 shares of the Issuer Common Stock presently outstanding and subject to the Shareholders Agreement and the Irrevocable Proxy, constituting in the aggregate approximately 12.76% of the outstanding shares of Issuer Common Stock.



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CUSIP No. 855 156 105                                         Page 6 of 11 Pages




           Pursuant to the Irrevocable Proxy, the Shareholders and the Voting Trustee agreed that, at every meeting of the shareholders of Star called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Star, the Board of Directors of Star have the full power to vote the shares of Issuer Common Stock subject to the Irrevocable Proxy beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by the Shareholders and the Voting Trustee or any additional shares of Issuer Common Stock acquired by it or him.

           (c) Except as set forth in this Item 5, to the best knowledge of Star, Star has not, and no directors or executive officers of Star and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

           (d) Neither Star nor any of its designees has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock which are subject to the Irrevocable Proxy.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Except as set forth in this Schedule 13D, to the best knowledge of Star, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit No.                   Description of Exhibit
      -----------                   ----------------------

           1. Agreement and Plan of Merger among Star Multi Care Services, Inc., a New York corporation, EFCC Acquisition Corp. a New York corporation and a wholly-owned subsidiary of Star and Extended Family Care Corporation, a New York corporation ("EFCC"), dated as of January 3, 1997.

           2. EFCC Shareholders Agreement, dated as of January 3, 1997 between Star Multi Care Services, Inc., a New York corporation, Coss Holding Corp., a New York


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CUSIP No. 855 156 105                                         Page 7 of 11 Pages




                      corporation ("Coss"), Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York ("Arbor" and collectively with Coss, the "Shareholders") and Mr. Ivan Kaufman, an individual having voting control of the share, of EFCC stock owned by the Shareholders and Gary Melius, as Voting Trustee under a Voting Trust under that certain Voting Trust Agreement dated as of June 20, 1996 between the Issue, Coss, Arbor and the Voting Trust. (Included as Exhibit D to the Merger Agreement filed as Exhibit 1 to this Schedule 13D).


           3. Irrevocable Proxy from Coss Holding Corp., a New York corporation ("Coss"), Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York and Gary Melius, as voting trustee, as to the shares of Issuer Common Stock owned by Coss, to the Board of Directors of Star Multi Care Services, Inc., a New York corporation, dated September 9, 1997. (Included as Annex C to the EFCC Shareholders Agreement filed as Exhibit 2 to this Schedule 13D).






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CUSIP No. 855 156 105                                         Page 8 of 11 Pages





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                                  STAR MULTI CARE SERVICES, INC.



                                                  BY: /s/ William Fellerman
                                                    ---------------------------

                                                  NAME: William Fellerman
                                                  TITLE: Chief Financial Officer


DATED: September 18, 1997



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CUSIP No. 855 156 105                                         Page 9 of 11 Pages




                                   SCHEDULE A

                  Board of Directors and Executive Officers of
                         Star Multi Care Services, Inc.

           The directors and executive officers of Star Multi Care Services, Inc. are identified in the table below. Directors of Star Multi Care Services, Inc. are indicated by an asterisk.

Name
Business Address
Citizenship
Principal Occupation
Address of Principal Occupation

                     1.*     Stephen Sternbach
                             c/o Star Multi Care Services, Inc.
                             33 Walt Whitman Road
                             Huntington Station, NY 11746
                             United States
                             Chairman of the Board of Directors,
                             President and Chief Executive Officer of Star

                     2.*     William Fellerman
                             c/o Star Multi Care Services, Inc.
                             33 Walt Whitman Road
                             Huntington Station, NY 11746
                             United States
                             Chief Financial Officer, Secretary
                               and Treasurer of Star


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CUSIP No. 855 156 105                                      Page 10 of 11 Pages




                     3.*     Charles Berdan
                             281 Potomac Drive
                             Basking Ridge, NJ 07920
                             United States
                             Sales Executive for Automatic Data
                               Processing, Inc.
                             Dayton, NJ

                     4.*     John P. Innes II
                             8 Breckenridge Lane
                             Savannah, GA 31411
                             United States
                             Special counsel to Value Jet Airlines
                             Savannah, GA

                     5.*     Matthew Solof
                             33 Fairbanks Boulevard
                             Woodbury, NY 11797
                             United States
                             President and Chief Executive Officer
                             of AMI Group (a real estate development and acquisition company) Merrick, New York and President and Chief Executive Officer of Mercantile Mortgage Association (a mortgage lending company) Merrick, New York

                     6.*     Melvin L. Katten
                             1480 Tower Road
                             Winnetka, IL 60093
                             United States
                             Senior Partner, Katten, Muchin & Zavis (a law firm) Chicago, Illinois

                     7.*     Gary L. Weinberger
                             38 Clayton Drive
                             Dix Hills, NY 11746
                             United States
                             Private Practice of Orthodontics
                             and private consultant on financial
                             planning and management
                             Plainview, NY


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CUSIP No. 855 156 105                                        Page 11 of 11 Pages



                                  EXHIBIT INDEX

     Exhibit No.                         Description of Exhibit

           1. Agreement and Plan of Merger, as amended, among Star Multi Care Services, Inc., a New York corporation, EFCC Acquisition Corp. a New York corporation and a wholly-owned subsidiary of Star and Extended Family Care Corporation, a New York corporation, dated as of January 3, 1997. Incorporated by reference to Exhibits 2(a) and
                      (b) of Star's Registration Statement on Form S-4 dated July 29, 1997 (Registration No. 333-32171).

           2. EFCC Shareholders Agreement, dated as of January 3, 1997 between Star Multi Care Services, Inc., a New York corporation, Coss Holding Corp., a New York corporation ("Coss"), Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York ("Arbor" and collectively with Coss, the "Shareholders") and Mr. Ivan Kaufman, an individual having voting control of the share, of EFCC stock owned by the Shareholders and Gary Melius, as Voting Trustee under a Voting Trust under that certain Voting Trust Agreement dated as of June 20, 1996 between the Issue, Coss, Arbor and the Voting Trust. (Included as Exhibit D to the Merger Agreement filed as Exhibit 1 to this Schedule 13D).

           3. Irrevocable Proxy from Coss Holding Corp., a New York corporation ("Coss"), Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York and Gary Melius, as voting trustee, as to the shares of Issuer Common Stock owned by Coss, to the Board of Directors of Star Multi Care Services, Inc., a New York corporation, dated September 9, 1997. (Included as Annex C to the EFCC Shareholders Agreement filed as Exhibit 2 to this Schedule 13D).